Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: December 14, 2021

The following presentation was made available on the internal website of Rentokil Initial plc on December 14, 2021:

1 Creating the Number One Pest Control Company in North America and on the Planet.

2 1. Today’s announcement – an overview of what’s being announced today. 2. A deal of industrial logic – what it means for colleagues, customers and shareholders 3. Important information, next steps and timing. Agenda Andy Ransom Chief Executive Officer

Today we have announced an agreement with Terminix to create the leading pest control company in North America... and the World! 3

By far, this is the biggest and most strategic acquisition in the history of our Company and our Industry! The Board has agreed an investment worth $6.7bn (£5.05bn) in building the scale of our operations - a massive ‘vote of confidence’ in our people and future of our business. 4

5 SCALE CUSTOMERS COLLEAGUES $2bn of revenues. c.50,000 customer visits daily. 375 locations in 47 US states. $1.9bn (94%) of revenues in US. 2.9m customers. Mainly termite and residential pest control. 11,400 colleagues. 50,000 homes and businesses served each day. Similar values & culture. OVERVIEW OF TERMINIX Data: 2020 Full Year, Company Annual Report Scale. Strong Brand. Similar Values.

Pitch deck title 6 7/14/20XX SCALE CUSTOMERS COLLEAGUES $5.7bn (£4.3bn) revenues Roughly 1/3 (Terminix), 2/3 (Rentokil) c.60% of revenues in NA Profits: $1.2bn (£897m) Free Cash Flow: $608m (£458m) 4.9m customers. Commercial, Residential and Termite pest control. Access to our innovations and digital pipeline. 56,000 employees combined Scale and continued investment in people, service, technology, innovation & sustainability THE COMBINED COMPANY Data: 2020 Full Year, Company Annual Reports 6 Note: GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group. Calculated using Terminix’s financial results in US GAAP. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies.

7/14/20XX Pitch deck title 7 #1 IN NORTH AMERICA #1 IN COMMERCIAL #1 IN RESIDENTIAL #1 IN TERMITE #1 IN THE WORLD SCALE . 7

A Deal of Industrial Logic: • Playing to each other’s strengths - Terminix’s expertise in Termite & Residential, and Rentokil’s expertise and global strength in Commercial. • Adds scale in the US + smaller operations incl. Canada, Mexico, Honduras, Sweden, Spain, Ireland. • Attractive financial profile. • More balanced portfolio - with Residential & Termite 60% of revenues, Commercial 40%. • Very similar operating model - culture and values, focus on colleagues & customers. • Creates value for shareholders. 8

9 Colleagues: Employer of Choice • By combining we will continue our progress on our journey as an employer of choice – eg further investment in training and sharing best practices to support colleagues. • Committed to internal promotions and giving people the opportunity to build long - term careers while moving through the larger organisation. • Further improve the colleague and customer experience - continued investment in IT, digital and tools to get the job done. • Commitment to main centres of both companies eg Reading, Memphis, Charlotte, etc.

10 Colleagues: Employer of Choice/2  Today, it’s business as usual. They remain a competitor. This may take several months to Complete.  Post Completion, over the following three years there will be some changes, for instance to US properties and technologies as we align.  Role overlaps - over the three years, whilst there will be some reduction in duplicate roles, the vast majority of these will come from non - replacement of leavers (2k - 3k rotation of colleagues p.a.). We will undertake a respectful “best of breed” approach on leadership and people.  Over the same period, we will continue to grow (organic and further M&A).

11 Customers: Creating an Industry Leader  A larger customer base to sell our best - in - class pest control innovations and digital solutions.  Opportunities to provide additional services to existing customers eg potential for cross sell, for instance, Ambius & H&W services to Terminix customers.  Supporting our customers own sustainability plans – developing more environmentally - friendly services.  Shared technical expertise and best practices.  Further investment in customer expertise technologies.  Continuing to invest in our brands – Terminix brand is particularly strong in Residential & Termite.

12 New US Innovation Centre - post completion, the Combined Group intends to invest in a new innovation centre, focused on residential and termite solutions to supplement the new innovations already in the pipeline for rodents, flying insects and crawling insects – and many connected, digital options. Multi - mouse catch for better efficacy and reduced servicing Eradico Connect - intelligently activates other Auto - gate devices when infestation occurs Crawling insects connect - proprietary technology for 24/7 monitoring Lumnia connect - continuous monitoring provides immediate fly control

13 Shareholders: Creating Value & Resilience  Creating value for shareholders and building an even stronger investment case.  Two great companies – joining forces to become more efficient and effective – economies of scale in procurement / buying better, technology, greater route density, shared properties, e fficiencies across back - office and support functions.  By bringing the two companies together we estimate that we can save at least $150m over three years from completion and build our long - term growth potential. We’ll continue to invest in growth and M&A.

14 Also announced today – additional US listing at completion on NYSE for Rentokil Initial plc shares in the form of American Depositary Receipts (ADR) – easier for US investors.

COMPETITION / ANTITRUST GUIDELINES AHEAD OF COMPLETION

VERY IMPORTANT

Antitrust/competition laws regulate conduct between parties during deal negotiations and prior to closing.

- We must **remain independent companies** and should compete and act as we normally do in operating our business.
- We must continue to **make decisions separately and independently.**

<u>Do Not</u>

- Implement any plans or take any actions that could be considered implementation of the transaction (e.g., combining or integrating operations, sharing personnel or coordinating activities with each other);
- Do anything that could give the impression that Rentokil Initial and Terminix have combined businesses prior to closing;
  - NB. We can have centrally-approved joint teams to plan for integration and combining businesses but must not execute or implement any integration steps.
  - All integration planning activities (including information exchanges must be centrally coordinated and approved by the integration management office (IMO).
- Agree on, or share, current or future prices, strategies, bid data, or customer information for existing or future products or services., or say anything that suggests this information to each other's customers or other third-parties. Pricing, strategy, sales, and customer decisions and implementation must remain unilateral until closing.
- Conduct joint meetings with customers, vendors, or other business partners; submit joint bids or responses to RFPs; or engage in joint customer solicitations or marketing.
- Say or suggest that Rentokil Initial and Terminix have combined businesses prior to closing.
- Make any representations to customers or other third-parties as to what the combined Rentokil/Terminix may do in the future, including, but not limited to, information relating to discounts, pricing, services, or other competitively sensitive information. We can talk about the general benefits we believe will arise from the transaction (eg improved customer service, innovation)

Deviations from these rules could delay closing or result in serious fines or other penalties for the company or individuals, as well as resulting in disciplinary proceedings and sanctions up to and including dismissal.

If questions arise, please contact Daragh Fagan, Group General Counsel & Company Secretary:+44 (0)7990 561702 or daragh.fagan@rentokil-initial.com

15

Summary EXCITING OPPORTUNTY We’re bringing together two great companies, learning from each other, proud of each other’s achievements, sharing best practices, and building a powerhouse company. CREATING SCALE #1 in North America and the World. The leader in this great pest control industry. 56,000 colleagues, 4.9m pest customers. FINANCIALLY STRONGER Creating a highly cash generative company. Strong balance sheet for continued investment in growth. Combined revenues of c.$5.7bn (£4.3bn). COLLEAGUES Continuing our journey as an employer of choice focusing on training, retaining our people, diversity, promoting from within the organization - for a long career with the company. Further investment in new tools to improve the colleague experience. Becoming a more sustainable organisation. BENEFITING CUSTOMERS A shared commitment to world class customer service. Extending access to our expertise, innovations and digital tools. New US innovation center. LEADER 16

17 THE PLAN Develop a detailed integration plan and obtain certain regulatory approvals. This will take several months – likely to be in H2 2022. APPROVALS Obtain approval from Rentokil and Terminix shareholders. Also gain approval from the LSE and NYSE for the listing of shares at Completion. COMMUNICATIONS We will keep you informed. We’ll be open and transparent. Please remember it’s business as usual – let’s keep focused on delivering a great performance! NEXT STEPS

Creating the #1 in Pest Control! 18

Restricted - External 21) \ Announcement Presentation FINAL (14 Dec 21).pptx THIS PRESENTATION CONTAINS INSIDE INFORMATION NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION This presentation is not a prospectus and this presentation does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity . This is a presentation and any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus once published . This presentation is not a circular or equivalent document and investors and prospective investors should not make any investment decision on the basis of its contents . A circular and prospectus in relation to the transaction described in this presentation will each be published in due course . Cautionary Note Regarding Forward Looking Statements Additional Information About The Proposed Transaction And Where To Find It In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc . (“ Terminix ”), Rentokil will file with the U . S . Securities and Exchange Commission (the “SEC”) a registration statement on Form F - 4 , which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil . Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction . The definitive proxy statement/prospectus will be sent to the shareholders of Terminix . Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders . This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction . BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS . The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www . sec . gov . In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors . terminix . com, upon written request delivered to Terminix at 150 Peabody Pl . , Memphis, TN 38103 , USA, Attention : Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at + 1 901 - 597 - 1400 or by email at deidre . richardson@terminix . com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https : //www . rentokil - initial . com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH 10 9 PY, England, Attention : Katharine Rycroft, or by calling Rentokil by telephone at + 44 (0) 7811 270734 or by email at katharine . rycroft@rentokil - initial . com . This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U . S . Securities Act of 1933 , as amended . Participants in the Solicitation of Proxies This communication is not a solicitation of proxies in connection with the proposed transaction . However, under SEC rules, Terminix , Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction . Information about Terminix’s directors and executive officers may be found on its website at corporate . terminix . com/responsibility/corporate - governance and in its 2020 Annual Report on Form 10 - K filed with the SEC on February 26 , 2021 , available at investors . terminix . com and www . sec . gov . Information about Rentokil’s directors and executive officers may be found on its website at https : //www . rentokil - initial . com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31 , 2021 , available on its website at https : //www . rentokil - initial . com . These documents can be obtained free of charge from the sources indicated above . Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available . Information Regarding Forward - Looking Statements This communication contains forward - looking statements as that term is defined in Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended by the Private Securities Litigation Reform Act of 1995 . Forward - looking statements can sometimes be identified by the use of forward - looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward - looking statements include such identifying words . Forward - looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions . Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements . We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward - looking statements . Important factors that could cause actual results to differ materially from such plans, estimates or expectations include : a condition to the closing of the proposed transaction may not be satisfied ; the occurrence of any event that can give rise to termination of the proposed transaction ; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated ; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction ; Rentokil is unable to promptly and effectively integrate Terminix’s businesses ; management’s time and attention is diverted on transaction related issues ; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships ; the credit ratings of Rentokil declines following the proposed transaction ; legal proceedings are instituted against Terminix or Rentokil ; Terminix or Rentokil is unable to retain or hire key personnel ; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results ; evolving legal, regulatory and tax regimes ; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man - made disasters, civil unrest, pandemics (e . g . , the coronavirus (COVID - 19 ) pandemic (the “COVID - 19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U . S . or U . K . administration ; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber - attack, power loss, telecommunications failure or other natural or man - made event, including the ability to function remotely during long - term disruptions such as the COVID - 19 pandemic ; the impact of public health crises, such as pandemics (including the COVID - 19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies ; actions by third parties, including government agencies ; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations ; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions ; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar . co . uk/ uk /NSM and on its website at https : //www . rentokil - initial . com ; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward - Looking Statements” sections in Terminix’s reports filed with the SEC . These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular . While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties . Unlisted factors may present significant additional obstacles to the realization of forward - looking statements . We caution you not to place undue reliance on any of these forward - looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward - looking statements contained in this communication . Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof . Nothing in this presentation should be construed as a profit estimate or profit forecast . No statement in this presentation, including statements that the transaction is accretive to earnings per share, or enhancing to operating margins should be interpreted to mean that earnings per share or operating margins of Rentokil Initial or Terminix for the current or future financial years would necessarily match or exceed the historical published earnings per share or core operating margins of Rentokil Initial or Terminix . Completion of the transaction is subject to the satisfaction of several conditions as more fully described in this presentation . Consequently, there can be no certainty that the completion of the transaction will be forthcoming . Certain figures contained in this presentation, including financial information, have been subject to rounding adjustments . Accordingly, in certain instances, the sum or percentage change of the numbers contained in this presentation may not conform precisely with the total figure given . Except as explicitly stated in this presentation, none of the contents of Rentokil Initial’s or Terminix’s websites, nor any website accessible by hyperlinks on Rentokil Initial’s or Terminix’s websites, is incorporated in or forms part of, this presentation . Unless otherwise stated : financial information relating to Rentokil Initial has been extracted or derived from the audited results for the twelve months ended 31 December 2020 (prepared in accordance with IFRS); and financial information relating to Terminix has been extracted or derived from the audited results for the twelve months ended 31 December 2020 (prepared in accordance with US GAAP) . All Terminix financial information in this announcement is presented following US GAAP and may be different in the Circular and Prospectus, which will be prepared under IFRS and Rentokil Initial’s accounting policies . Disclaimer 19